CONFIDENTIAL TREATMENT REQUESTED BY ANAPLAN, INC. PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED WITH ASTERISKS TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION.

September 17, 2018

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara Jacobs, Assistant Director
Michael Foland, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Frank Knapp, Staff Accountant

Re:	Anaplan, Inc.
Registration Statement on Form S-1
Filed September 14, 2018
File No. 333-227355

Ladies and Gentlemen:

We are submitting this letter on behalf of Anaplan, Inc. (the “Company”), in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the above-referenced Registration Statement on Form S-1 filed on September 14, 2018 (the “Registration Statement”).

[*] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPLAN, INC.

Securities and Exchange Commission

September 17, 2018

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.

The purpose of this letter is to notify the Staff that, based on current market conditions, the current anticipated price range to be included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[*] and $[*] per share. We are providing this information in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations.

This current anticipated price range was determined based, in large part, on discussions among the board of directors of the Company (the “Board”), senior management of the Company and representatives of the underwriters for the initial public offering that took place on September 13, 2018. Prior to September 13, 2018, the underwriters and the Company had not engaged in any formal discussions regarding the valuation of the Company or a proposed price range for the Company’s initial public offering.

The price range noted above has not been conclusively determined to be the price range that will be included on the cover of the Company’s preliminary prospectus and is subject to further revision based on market conditions, business developments and other factors. The Company does not expect to implement a stock split in connection with the initial public offering.

The Company respectfully advises the Staff that since August 31, 2018, its Board granted stock options with the following exercise prices and fair values:

Grant Date	Number of Shares Granted	Exercise Price Per Share	Fair Value Per Share of Common Stock
September 14, 2018	200,000	$11.86	$11.86

[*] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPLAN, INC.

Securities and Exchange Commission

September 17, 2018

The Company further advises the Staff that since August 31, 2018, its Board granted restricted stock units (“RSUs”) with the following fair values:

Grant Date	Number of Shares Granted	Fair Value Per Share of Common Stock
September 14, 2018	950,000	$11.86

As described beginning on page 90 of the Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Board has considered numerous objective and subjective factors, including the factors set forth beginning on page 90 of the Registration Statement, the status of the Company’s progress toward an initial public offering and the most recent valuation report prepared by a third-party valuation specialist. The Board, as applicable, also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

At the time the September 14, 2018 grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such grants was $11.86 per share. The Board based its determination of the fair value of the Company’s common stock on numerous objective and subjective factors, including those described beginning on page 90 of the Registration Statement and on the valuation report that the Company received in August 2018 from its third-party valuation specialist (the “Valuation Report”), which concluded that, as of July 31, 2018, the fair market value of the Company’s common stock was $11.86 per share.

The Company believes the difference between $[*], the midpoint of the anticipated initial public offering price range, and $11.86, the determined fair value of the Company’s common stock per share as of September 14, 2018, is primarily the result of the following factors:

•

The anticipated initial public offering price range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created as of [*], and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the determination of the fair value of common stock as of September 14, 2018 due to the possibility that the Company would not complete an initial public offering. We note in this regard that the Valuation Report applied a 10% discount for lack of marketability in connection with the value indicated by a potential initial public offering.

•

Differences in the valuation methodologies, assumptions and inputs used by the underwriters in their discussions with the Company regarding the anticipated initial public offering price range as compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Board. For

[*] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPLAN, INC.

Securities and Exchange Commission

September 17, 2018

example, the Company’s probability weighted expected return method, or PWERM, analysis involves the estimation of the value of the Company under multiple future potential outcomes, including initial public offering, merger or sale, each at various potential dates, continued operation as a private company, and company transaction/secondary market transactions, and estimates of the probability of, and weights to be assigned to, each potential outcome and value indication. The common stock values under each of the non-initial public offering scenarios was between 17% and 28% less than the value derived from the initial public offering scenario in the PWERM analysis. Each of these other alternatives, however, assumes that an initial public offering has not occurred and would not be relevant in determining the anticipated initial public offering price range.

The Company believes the factors noted above were the primary factors, but other reasons for the difference between the midpoint of the anticipated initial public offering price range and the determined fair value of the Company’s common stock per share as of September 14, 2018 include:

•

Differences in the comparable companies examined by the underwriters in their discussions with the Company as compared to the companies examined in the Valuation Report considered by the Board. While nine companies overlapped, the underwriters examined three companies that the Valuation Report did not examine, and the Valuation Report examined seven companies that the underwriters did not examine.

•

The Valuation Report utilized a quantitative methodology to determine the fair value of the Company’s common stock, which may differ from the more qualitative and subjective methodology used by some public market investors to determine the price they are willing to pay in the initial public offering.

•	The Company’s consideration of various objective and subjective factors in the previous fair value determinations, as described above, that were not applicable to the current anticipated price range.

The Company believes that the effect of using an $11.86 fair value per share as opposed to the $[*] midpoint of the anticipated initial public offering price range is not material. As disclosed in the Registration Statement, from August 1, 2018 through September 14, 2018, the Company granted an aggregate of 4,213,435 RSUs and options to purchase an aggregate of 1,700,383 shares of common stock at an exercise price of $11.86 per share. The aggregate incremental grant date fair value of these grants, prior to estimations of forfeitures, using $[*] per share is only $11.8 million more than that derived using $11.86 per share. After applying estimations of forfeitures, this amount would be even less. The $11.8 million amount would be recognized over four years from the grant date, prior to estimations of forfeitures. In connection with the preparation of the Company’s financial statements for the three months ending October 31, 2018, the Company will, as disclosed on page 91-92 of the Registration Statement, consider

[*] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPLAN, INC.

Securities and Exchange Commission

September 17, 2018

the amount of time between the valuation date and the grant date of equity awards granted during such three month period to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination will include an evaluation of whether a subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

The Company notes that in connection with the distribution of any preliminary prospectus, it will both disclose all equity grants made since the last balance sheet date (see page F-33 of the Registration Statement) as well as the aggregate intrinsic value of its outstanding stock-based awards based on the assumed initial public offering price (see page 92 of the Registration Statement).

The Company will set forth a bona fide offering price range consistent with Commission guidance in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it anticipates could commence as soon as [*]. The bona fide offering price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

*********************************

[*] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPLAN, INC.

Securities and Exchange Commission

September 17, 2018

Please contact the undersigned at (650) 463-5432 or rblake@gunder.com if you have any questions with respect to this letter.

Very truly yours,

/s/ Richard C. Blake

Richard C. Blake, Esq.

cc:	Frank Calderoni

David Morton

Gary Spiegel, Esq.

Anaplan, Inc.

Brooks Stough, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

John L. Savva, Esq.

Sullivan & Cromwell LLP

Conor Moore

Katherine Hilkemeyer

KPMG LLP

[*] Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY ANAPLAN, INC.